Mail Stop 6010
      January 12, 2006

By U.S. Mail and Facsimile to (314) 553-1213

Mr. Walter J. Galvin
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Ave.
P.O. Box 4100
St. Louis, Missouri 63136

		RE: 	Emerson Electric Co.
			Form 10-K for the fiscal year ended September 30,
2005
			Form 8-K filed November 1, 2005
      File No.  1-278

Dear Mr. Galvin,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended September 30, 2005

Financial Position, Capital Resources and Liquidity, page 24

1. We note the discussion of a non-GAAP measure of operating cash flow, "free cash flow." Please disclose in future filings a clear description of its calculation, as well as the necessary reconciliation. Refer to Question 13 of the Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures, available on our website.

Item 9A - Controls and Procedures, page 18

2. We note that your "disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified under the SEC`s rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Critical Accounting Policies, page 27

Long-lived Assets, page 27

3. We note your critical accounting policy regarding long-lived assets, which states that "for those businesses monitored by management for impairment, their fair value would have to be lower by more than 20 percent before an impairment charge would be recognized." Please describe the businesses and other assets that are monitored in this manner and tell us why it is appropriate to recognize an impairment charge only when the 20 percent threshold is exceeded. Refer to SFAS 144 in your response.

Form 8-K filed November 1, 2005

4. We note your use of the non-GAAP measures, "underlying sales", "free cash flow" and "fiscal year excluding tax charge." Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K, including an explanation of why you believe the measures provide useful information to investors. Revise future filings as necessary.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.
      								Sincerely,

								Angela Crane
								Branch Chief



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Mr. Walter J. Galvin
Emerson Electric Co.
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